UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Beam Global
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
07373B109
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 07373B109
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Arosa Capital Management LP 80-0948256
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	240,000*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	240,000*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 240,000*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 2.9%*
(12) Type of Reporting Person (See Instructions): IA

* Based on the information set forth in the Prospectus Supplement on Form 424B5 filed by Beam Global (the “Issuer”) with the Securities and Exchange Commission on November 27, 2020, there were 7,972,512 shares of the Issuer’s common stock, par value $0.001 (the “Common Stock”), outstanding as of November 23, 2020. As of December 31, 2020 (the “Event Date”), Arosa Capital Management LP, a Delaware limited partnership (“Arosa Capital”), may be deemed to beneficially own in the aggregate 240,000 shares of Common Stock. The number of shares of Common Stock reported above consists of (i) 75,000 shares of Common Stock and (ii) warrants (the “Warrants”) exercisable for an aggregate 165,000 shares of Common Stock. The shares of Common Stock and the Warrants are held by Arosa Opportunistic Fund LP, a Cayman Islands exempted limited partnership (“Arosa Opportunistic Fund”). Arosa Capital serves as the registered investment adviser of Arosa Opportunistic Fund, and Till Bechtolsheimer (“Mr. Bechtolsheimer”), the managing member of the general partner of Arosa Opportunistic Fund and Chief Executive Officer of Arosa Capital, may be deemed to beneficially own the shares of Common Stock and the Warrants (and the shares of Common Stock underlying the Warrants) reported herein. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Arosa Capital, Arosa Opportunistic Fund and Mr. Bechtolsheimer may be deemed to beneficially own 2.9% of the Common Stock of the Issuer deemed issued and outstanding.

CUSIP NO. 07373B109
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Arosa Opportunistic Fund LP 98-1138847
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	240,000*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	240,000*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 240,000*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 2.9%*
(12) Type of Reporting Person (See Instructions): PN

* Based on the information set forth in the Prospectus Supplement on Form 424B5 filed by Beam Global (the “Issuer”) with the Securities and Exchange Commission on November 27, 2020, there were 7,972,512 shares of the Issuer’s common stock, par value $0.001 (the “Common Stock”), outstanding as of November 23, 2020. As of December 31, 2020 (the “Event Date”), Arosa Capital Management LP, a Delaware limited partnership (“Arosa Capital”), may be deemed to beneficially own in the aggregate 240,000 shares of Common Stock. The number of shares of Common Stock reported above consists of (i) 75,000 shares of Common Stock and (ii) warrants (the “Warrants”) exercisable for an aggregate 165,000 shares of Common Stock. The shares of Common Stock and the Warrants are held by Arosa Opportunistic Fund LP, a Cayman Islands exempted limited partnership (“Arosa Opportunistic Fund”). Arosa Capital serves as the registered investment adviser of Arosa Opportunistic Fund, and Till Bechtolsheimer (“Mr. Bechtolsheimer”), the managing member of the general partner of Arosa Opportunistic Fund and Chief Executive Officer of Arosa Capital, may be deemed to beneficially own the shares of Common Stock and the Warrants (and the shares of Common Stock underlying the Warrants) reported herein. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Arosa Capital,, Arosa Opportunistic Fund and Mr. Bechtolsheimer may be deemed to beneficially own 2.9% of the Common Stock of the Issuer deemed issued and outstanding.

CUSIP NO. 07373B109
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Till Bechtolsheimer
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United Kingdom, Switzerland
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	240,000*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	240,000*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 240,000*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 2.9%*
(12) Type of Reporting Person (See Instructions): IN

* Based on the information set forth in the Prospectus Supplement on Form 424B5 filed by Beam Global (the “Issuer”) with the Securities and Exchange Commission on November 27, 2020, there were 7,972,512 shares of the Issuer’s common stock, par value $0.001 (the “Common Stock”), outstanding as of November 23, 2020. As of December 31, 2020 (the “Event Date”), Arosa Capital Management LP, a Delaware limited partnership (“Arosa Capital”), may be deemed to beneficially own in the aggregate 240,000 shares of Common Stock. The number of shares of Common Stock reported above consists of (i) 75,000 shares of Common Stock and (ii) warrants (the “Warrants”) exercisable for an aggregate 165,000 shares of Common Stock. The shares of Common Stock and the Warrants are held by Arosa Opportunistic Fund LP, a Cayman Islands exempted limited partnership (“Arosa Opportunistic Fund”). Arosa Capital serves as the registered investment adviser of Arosa Opportunistic Fund, and Till Bechtolsheimer (“Mr. Bechtolsheimer”), the managing member of the general partner of Arosa Opportunistic Fund and Chief Executive Officer of Arosa Capital, may be deemed to beneficially own the shares of Common Stock and the Warrants (and the shares of Common Stock underlying the Warrants) reported herein. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Arosa Capital, Arosa Opportunistic Fund and Mr. Bechtolsheimer may be deemed to beneficially own 2.9% of the Common Stock of the Issuer deemed issued and outstanding.

Item 1(a). Name Of Issuer:
Beam Global (the “Issuer”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
5660 Eastgate Dr. San Diego, California 92121
Item 2(a). Name of Person Filing:
This Schedule 13G is being filed on behalf of Arosa Opportunistic Fund LP (“Arosa Opportunistic Fund”), Arosa Capital Management LP (“Arosa Capital”), which, serves as the registered investment adviser of Arosa Opportunistic Fund, and Till Bechtolsheimer, the managing member of the general partner of Arosa Opportunistic Fund and Chief Executive Officer of Arosa Capital (“Mr. Bechtolsheimer” and, collectively with Arosa Opportunistic Fund and Arosa Capital, the “Reporting Persons”).
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the Reporting Persons is c/o Arosa Capital Management LP, 550 West 34th Street, Suite 2800, New York, New York 10001.
Item 2(c). Citizenship:
Arosa Opportunistic Fund is an exempted limited partnership organized under the laws of the Cayman Islands. Arosa Capital is a limited partnership organized under the laws of the State of Delaware. Mr. Bechtolsheimer is a citizen of the United Kingdom and Switzerland.
Item 2(d). Title of Class of Securities:
Common stock, par value $0.001 (the “Common Stock”)
Item 2(e). CUSIP No.:
07373B109

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the Person Filing is a:

[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”) (15 U.S.C. 80a-8);

[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership:
(a) Amount Beneficially Owned:	240,000*
(b) Percent of Class:	2.9%*
(c) Number of Shares as to which such person has:
(i) sole power to vote or to direct the vote:	0
(ii) shared power to vote or to direct the vote:	240,000*
(iii) sole power to dispose or to direct the disposition of:	0
(iv) shared power to dispose or to direct the disposition of:	240,000*

* Based on the information set forth in the Prospectus Supplement on Form 424B5 filed by the Issuer with the Securities and Exchange Commission on November 27, 2020, there were 7,972,512 shares of Common Stock outstanding as of November 23, 2020. As of December 31, 2020 (the “Event Date”), Arosa Capital may be deemed to beneficially own in the aggregate 240,000 shares of Common Stock. The number of shares of Common Stock reported above consists of (i) 75,000 shares of Common Stock and (ii) warrants (the “Warrants”) exercisable for an aggregate 165,000 shares of Common Stock. The shares of Common Stock and the Warrants are held by Arosa Opportunistic Fund. Arosa Capital serves as the registered investment adviser of Arosa Opportunistic Fund, and Mr. Bechtolsheimer, the managing member of the general partner of Arosa Opportunistic Fund and Chief Executive Officer of Arosa Capital, may be deemed to beneficially own the shares of Common Stock and the Warrants (and the shares of Common Stock underlying the Warrants) reported herein. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Arosa Capital, Arosa Opportunistic Fund and Mr. Bechtolsheimer may be deemed to beneficially own 2.9% of the Common Stock of the Issuer deemed issued and outstanding.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.
Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

AROSA OPPORTUNISTIC FUND LP

By: Arosa Capital Management Opportunistic GP II LLC, its general partner

By: /s/ Till Bechtolsheimer

Name: Till Bechtolsheimer

Title: Authorized Signatory

AROSA CAPITAL MANAGEMENT LP

By: /s/ Till Bechtolsheimer

Name: Till Bechtolsheimer

Title: Authorized Signatory

/s/ Till Bechtolsheimer

Till Bechtolsheimer

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Exhibit Index

Exhibit
1. Joint Filing Agreement, dated as of February 14, 2020, by and among Arosa Capital Management LP, Arosa Opportunistic Fund LP and Till Bechtolsheimer (incorporated by reference to Exhibit 1 to the Schedule 13G filed on February 14, 2020).